Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Merger Q&A

Will shares of Sears Holdings stock list on the New York Stock Exchange or NASDAQ?
Following the completion of the merger, Sears Holdings plans to list on the NASDAQ, an important step in the branding of the new company.

Sears Holdings’ trading symbol and date of first trade will be determined in the near future.

Does Sears Holdings anticipate paying dividends to shareholders?
It is expected that Sears Holdings will not provide a dividend payment to shareholders following the merger. This will allow the company to deploy this cash back into the business, which we hope will increase the rate of return for shareholders through the profitable growth of the company. We believe this will be the most effective way for shareholders to realize the value in their ongoing investment in the combined company.

What does this mean for Sears shareholders who rely on dividend payments for income?
Shareholders who prefer an investment that pays regular dividends have the option to elect cash for their Sears, Roebuck shares, subject to proration, and use the cash they receive to acquire securities that pay a dividend. Alternatively, current Sears shareholders interested in receiving cash on a regular basis do have the option to elect stock in Sears Holdings at the close of the merger, which election is subject to proration. They then can sell the shares they receive over time to continue to generate a cash stream, subject to the amount of their holdings and tax considerations.

Will Eddie Lampert be electing cash or stock for his Sears, Roebuck shares?
ESL Investments, which is controlled by Eddie Lampert and is a substantial shareholder of Sears, has chosen to elect stock for its holding, even if the value of the 0.5 of a share of Sears Holdings stock is worth less than $50 per share. This election enhances the opportunity for other Sears shareholders to receive cash for their shares if they so wish.

How will Sears Holdings benefit investors?
Sears Holdings’ strategy is to operate as a more profitable retailer. The combination with Kmart will accelerate Sears’ growth strategy. Together, Sears and Kmart will have more available resources and the substantial benefit of scale in being a $55 billion company. Sears Holdings will continue to invest in its business, products and people. The combined scale and assets should allow the company to generate higher rates of return for its investors than either company could generate on a stand alone basis.